Notice of Posting of Annual Financial Statements

  Toronto, Ontario – June 29, 2011:  Caledonia Mining Corporation (“Caledonia” or “the Company”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) confirms, pursuant   to AIM Rule 20, that its annual audited accounts for the year ended 31 December 2010 have been posted to the holders of Caledonia’s AIM securities and that copies are available for download from the Company's website at www.caledoniamining.com.

  For more information, please contact:

Mark Learmonth	Alex Buck	John Prior/Sebastian Jones
Caledonia Mining	Bucksbias	Collins Stewart Europe Limited
Tel: +27 11 447 2499	Tel: +44 7932 740 452	Tel:+44 (0)20 7523 8350
marklearmonth@caledoniamining.com

   Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.